STANFORD MANAGEMENT LTD.

2431 M. de la Cruz Street, Pasay City, Philippines

February 8, 2010

BY EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC
20549

Attention:                      Mr. John Cannarella

Dear Mr. Cannarella:

Re:          Stanford Management Ltd.
Form 10-K for the Fiscal Year Ended August 31, 2009
Filed October 20, 2009
Form 10-Q for the Quarter Period Ended November 30, 2009
Filed January 8, 2010
File No. 1-33090

In response to your letter dated February 1, 2010 addressed to Mr. Reynan Ballan of our Company with a copy to our internal accountant, Richard Hethey, I note following responses.

Form 10-K for the Fiscal Year Ended August 31, 2009

Item 9A -  Controls and Procedures, page 18.

Item 1

I have revised the section to provide disclosure regarding our disclosure controls and procedures and our related conclusions as it its effectiveness required by Item 307 of Regulation S-K.  I am filing through Edgar a red line copy of the amended Form 10-K/A as at August 31, 2009 and Form 10-Q/A as at November 30, 2009 for your review and comments.

Item 2

Our management has performed its assessment of internal control over financial reporting as of August 31, 2009.   In connection therewith, I am providing management’s assessment report entitled “Internal Control over Financial Reporting” on our assessment of internal control over financial reporting per Item 308 of Regulation S-K.

Included in the amended Form 10-K/A and the “Internal Control over Financial Reporting” I have made a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting, identified the framework used by management to evaluate the effectiveness of our internal control over financial reporting, and our assessment of the effectiveness of our internal control over financial reporting as at August 31, 2009 which we note is not effective at the present time.

Item 9A(T), page 21

I have stated under this section that there were no changes in Stanford’s internal controls over financial reporting during the fiscal year ended August 31, 2009 that have materially affected, or are reasonably likely to material affect, Stanford’s internal control over financial reporting.

I wish to acknowledge that:

●           the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respects to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please advise me if you have further comments to assist us in our compliance with the applicable disclosure requirements and to enhance our overall filing currently and in the future.

Thanks you for your correspondence noted above.

Yours very truly;
Stanford Management Ltd.

JANAY B. GREGORIO
Janay B. Gregorio
Chief Executive Officer, President
and Director

c/c           Reynan Ballan
Richard Hethey

Enclosures

INTERNAL CONTROL OVER FINANCIAL REPORTING

(Per Item 308 of Regulation S-K)

Stanford Management Ltd. (the “Company”) has considered certain internal control procedures as required by the Sarbanes-Oxley (“SOX”) Section 404 A and as defined in Rule 13a-15(f) or Rule 15d-15(f) under the Exchange Act which accomplishes the following:

Internal controls are mechanisms to ensure objectives are achieved and are under the supervision of the Company’s Chief Executive Officer, Janay B. Gregorio, and Chief Financial Officer, Reynan Ballan. Good controls encourage efficiency, compliance with laws and regulations, sound information, seek to eliminate fraud and abuse and to protect the assets of the Company.  Management is responsible for establishing and maintaining adequate internal control over financial reporting by the Company.

The framework used by management to evaluate the effectiveness of the Company’s internal control over financial reporting are detailed below.

These internal control procedures provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Internal control is "everything that helps one achieve one's goals - or better still, to deal with the risks that stop one from achieving one's goals."

Internal controls are mechanisms that are there to help the Company manage risks to success.

Internal controls is about getting things done (performance) but also about ensuring that they are done properly (integrity) and that this can be demonstrated and reviewed (transparency and accountability).

In other words, control activities are the policies and procedures that help ensure the Company’s management directives are carried out. They help ensure that necessary actions are taken to address risks to achievement of the Company’s objectives. Control activities occur throughout the Company, at all levels and in all functions. They include a range of activities as diverse as approvals, authorizations, verifications, reconciliations, reviews of operating performance, security of assets and segregation of duties.

As of August 31, 2009, the management of Stanford assessed the effectiveness of the Company’s internal control over financial reporting based on the criteria for effective internal control over financial reporting established in Internal Control—Integrated

Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and SEC guidance on conducting such assessments.

Management concluded, during the fiscal year ended August 31, 2009, internal controls and procedures were not effective to detect the inappropriate application of US GAAP rules.   Refer to comments below.  Management realized there are deficiencies in the design or operation of the Company’s internal control that adversely affected the Company’s internal controls which management considers to be material weaknesses.

In the light of management’s review of internal control procedures as they relate to COSO and the SEC the following were identified:

●              The Company’s Audit Committee does not function as an Audit Committee should since there is a lack of independent directors on the Committee and the Board of Directors has not identified an “expert”, one who is knowledgeable about reporting and financial statements requirements, to serve on the Audit Committee.

●              The Company has limited segregation of duties which is not consistent with good internal control procedures.

●              The Company does not have a written internal control procedurals manual which outlines the duties and reporting requirements of the Directors and any staff to be hired in the future.  This lack of a written internal control procedurals manual does not meet the requirements of the SEC or good internal control.

●              There is no effective controls instituted over financial disclosure and the reporting processes.

Management feels the weaknesses identified above, being the latter three, have not had any affect on the financial results of the Company.    Management will have to address the lack of independent members on the Audit Committee and identify an “expert” for the Committee to advise other members as to correct accounting and reporting procedures.

The Company and its management will endeavor to correct the above noted weaknesses in internal control once it has adequate funds to do so.   By appointing independent members to the Audit Committee and using the services of an expert on the Committee will greatly improve the overall performance of the Audit Committee.   With the addition of other Board Members and staff the segregation of duties issue will be address and will no longer be a concern to management.  By having a written policy manual outlining the duties of each of the officers and staff of the Company will facilitate better internal control procedures.

Management will continue to monitor and evaluate the effectiveness of the Company’s internal controls and procedures and its internal controls over financial reporting on an ongoing basis and are committed to taking further action and implementing additional enhancements or improvements, as necessary and as funds allow.